FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month ended	Commission File Number
March	0-24018

ZI CORPORATION
(Translation of registrant's name into English)

2100, 840 - 7TH Avenue SW, Calgary, Alberta, Canada T2P 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.     Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐            No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

EXHIBIT LIST

Exhibit	Description

99.1	Notice of Special Meeting
99.2	Information Circular for the Special Meeting of Shareholders to be held on April 9, 2009
99.3	Proxy
99.4	Letter of Transmittal – Common Shares
99.5	Letter of Transmittal – Options and RSUs
99.6	Nuance Auditor Consents
99.7	Zi Auditor Consent – Ernst & Young
99.8	Zi Auditor Consent – Deloitte & Touche
99.9	Gowlings Letter
99.10	Ridgecrest Capital Partners Letter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZI CORPORATION

Dated: March 17, 2009
By: /s/ Milos Djokovic
Milos Djokovic, President & CEO